UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Letter to Shareholders regarding Annual General Shareholders’ Meeting

2.	Notice of 2026 Annual General Shareholders’ Meeting to be held on April 10, 2026

3.	Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Roman Ajzen
	Name:	Roman Ajzen
	Title:	Chief Legal Officer

Date: March 26, 2026

Item 1

To Our Valued Shareholders:

This is the first of what I hope will be many annual letters from me to you as Chief Executive Officer of Arcos Dorados. I began my career almost thirty-five years ago and over that time we have lived through periods both of incredible growth and of significant challenges. I believe 2025 falls somewhere in the middle, with outstanding results in some markets and opportunities for improvement in others. Fortunately, we have a strong brand, a resilient business model, and a culture built around operational excellence to support long-term shareholder value creation. With these important competitive advantages, last year we delivered some of the Company’s best financial results, while protecting or expanding our industry-leading market share and maintaining a strong bond with the communities we serve.

Full year systemwide comparable sales grew in line with the Company’s blended inflation in 2025, driven by the strength of the South Latin American Division (SLAD). After delivering several consecutive years of extraordinary sales growth, Brazil and the North Latin American Division (NOLAD) took a step back in 2025 due mainly to macroeconomic and social disruptions in some countries. We believe that we have the right plan in place and that many external factors are also aligning for Arcos Dorados to deliver more normalized sales growth in 2026.

Profitability in 2025 reached a new high, with $575.2 million in Adjusted EBITDA and US dollar growth in all three divisions. This included a significant tax credit in Brazil that we expect will boost the Company’s cash flow generation for the next five years. Looking ahead, we expect that normalized sales growth and a heightened focus on operational efficiency across the business will lead to improved profitability.

For the full year 2025, Adjusted EBITDA margin reached 12.3%. Unfortunately, excluding the tax credit, the underlying Adjusted EBITDA margin contracted in 2025. At the restaurant level, in addition to slower sales growth, the biggest challenge we faced was the elevated cost of beef in Brazil. This generated food and paper cost pressure throughout the year. However, we were able to implement marketing strategies that reduced the pressure on gross margin by the end of the year. All other restaurant-level expenses were approximately flat year-over-year, despite the softer sales environment.

In addition to gross margin pressure within the restaurant operations, total general and administrative (G&A) expenses, rose as a percentage of revenue in 2025. As part of our focus on generating efficiencies, we made the difficult decision to reduce our G&A expenses by streamlining staff levels. This process, which was completed during the first quarter of 2026, was designed to ensure we have the right teams in place to focus on the projects and investments that will generate shareholder value moving forward.

Our Recipe for the Future environmental, social and governance platform is fully integrated in the way we do business. This strategically important platform has helped reduce operating expenses, such as utilities, while strengthening brand perception among guests. Arcos Dorados’ Social Impact and Sustainable Development Report for 2025, which we will publish by mid 2026, remains the global restaurant industry’s only ESG report containing third-party audited content. Notably, we expect this latest version of the report to confirm that we successfully met or exceeded the greenhouse gas emission reduction targets associated with our 2029 Sustainability-Linked Bond.

During the second half of 2025, we worked to focus the Company on three main pillars:

(1)	Today’s Business: exceeding guest expectations in restaurants, at home and in the digital space by maximizing the experience we offer through quality, service and cleanliness.

(2)	Growing the Business: capturing operational efficiencies and improving the development process to maximize returns on investment and increase cash flow generation.

(3)	Tomorrow’s Business: preparing today to meet guest expectations tomorrow and ensure Arcos Dorados maintains its leadership position well beyond 2035.

Today’s business continues to lead the way. Digital sales, generated through the Mobile App, Delivery and Self-order Kiosks, accounted for 61% of systemwide sales in 2025. We expect higher penetration levels in the future as we continue to modernize our restaurant portfolio and introduce new functionality to our Mobile App. Additionally, as of the end of 2025, our Loyalty Program was available in more than 90% of our restaurants and reached more than 27 million registered members throughout our operating footprint. We are walking side-by-side with our guests to make sure they can choose when, where and how to enjoy their favorite quick service restaurant (QSR) experience.

Growing the business is the central pillar to long-term shareholder value creation. Over the last five years, we invested significant shareholder capital to capture the restaurant growth opportunity in our region. In 2025, we opened 102 McDonald’s restaurants across the region, just above our guidance range for the year and 17 more than we opened in 2024. Even with more restaurant openings, total capital expenditures came in below last year’s guidance range, and we are implementing a series of initiatives designed to provide improved returns on investment and more resilient cash flow generation from future capital expenditures.

Tomorrow’s business is not that far away, and we are constantly evaluating trends in consumer behavior and preferences to guide our long-term strategy. Fortunately, the McDonald’s brand is stronger than ever in Latin America and the Caribbean. No other QSR operator is able to leverage the scale, restaurant portfolio, digital platform and operational excellence we enjoy today. We serve more than 4 million guests every day in more than 2,500 restaurants, across 21 countries and territories. As Ray Kroc once said, “I didn’t know what we would be selling in the year 2000, but whatever it was, we would be selling the most of it.” We are working to make sure this famous quote also applies to the year 2035 and beyond.

Thank you for your continued support of Arcos Dorados.

Sincerely,

Luis Raganato
Chief Executive Officer

Item 2

NOTICE OF 2026 ANNUAL GENERAL SHAREHOLDERS’ MEETING

As provided for in the notice to the shareholders (the “Shareholders”) of Arcos Dorados Holdings Inc. (the “Company”) issued by the Company on March 6, 2026, the Shareholders are invited to the 2026 Annual General Shareholders’ Meeting to be held on April 10, 2026, at 2:00 p.m. (local time in Uruguay) at Doctor Luis Bonavita 1294, Torre 2, Office 931, World Trade Center Building, “Free Zone”, Montevideo, Uruguay, to consider and, if appropriate, pass the proposals referred to in the Agenda below as resolutions of Shareholders:

AGENDA

1.	Welcome remarks from the Executive Chairman of the Board of Directors.

2.	Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2025, the Independent Report of the External Auditors E&Y (Pistrelli, Henry Martin y Asociados S.A., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2025. (Proposal 1)

3.	Appointment and remuneration of E&Y (Pistrelli, Henry Martin y Asociados S.A., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ended December 31, 2026. (Proposal 2)

4.	Election of the following persons as Directors. (Proposal 3)

a. Mrs. Alice Staton as Class I Director
b. Mr. Mario Quintana as Class III Director
c. Mr. Michael Chu as Class III Director
d. Mr. José Alberto Vélez as Class III Director
e. Mr. José Fernández as Class III Director
f. Ms. Karla Berman as Class III Director

Mrs. Staton and Mr. Quintana have been nominated for election as Directors of the Company. Mr. Chu, Mr. Vélez, Mr. Fernández and Ms. Berman currently serve as Class III Directors on the Board of Directors of the Company and are standing for re-election. The biographies of each of the nominees are enclosed.

NOTES TO THE NOTICE OF ANNUAL GENERAL SHAREHOLDERS’ MEETING

Note 1: As provided for in the Company's March 6, 2026 notice, the Board of Directors has fixed the close of business on March 16, 2026, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Shareholders’ Meeting.

Note 2: Admission to the Annual General Shareholders’ Meeting will be reserved for Shareholders of the Company or their duly appointed proxy on a first-come, first-served basis. Registration and seating will begin at 1:00 p.m. local time. Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed proxy form, before being admitted to the Annual General Shareholders’ Meeting. If you hold your shares in street name, you will also need proof of ownership in order to attend the Annual General Shareholders’ Meeting. A recent brokerage statement or letter from your brokerage firm, bank or nominee are examples of proof of ownership.

Note 3: A Shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a Shareholder of the Company.

If you wish to appoint Mr. Woods Staton, Executive Chairman of the Board of Directors, as your proxy, the Company requests that you complete, sign and mail the enclosed form of proxy in the enclosed business reply envelope, whether or not you plan to physically attend the Annual General Shareholders’ Meeting.  Alternatively, you may follow the instructions on the proxy card in order to vote by phone or by internet. In order for this proxy to be valid, it must be received by no later than 2:00 pm (EST) on April 4, 2026.  You may revoke your voted proxy at any time prior to the Annual General Shareholders’ Meeting or vote in person if you attend.

Note 4: Documents to be discussed at the Annual General Shareholders’ Meeting are available to the shareholders at the Company’s registered office at Maples Corporate Services (BVI) Limited, Kingston Chambers, Road Town, Tortola, British Virgin Islands, Attention: Mr. Ruairi Bourke, B.V.I. Direct:  + 1 284 852 3038 (email: ruairi.bourke@maples.com) on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from March 21, 2026 to April 4, 2026 inclusive; and at the Company’s offices at Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina, Attention: Ms. Victoria Bellocq (email: Victoria.bellocq@ar.mcd.com), on business days from 10:00 a.m. to 12:00 p.m. and from 2:00 p.m. to 4:00 p.m. local time, from March 21, 2026 to April 4, 2026 inclusive.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Annual General Shareholders’ Meeting in order to file their proxies and sign the Attendance Book.

Note 6: If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Annual General Shareholders’ Meeting, but if such persons are present in person or by proxy they must vote as one.

Note 7: Enroll Now for Electronic Delivery of Shareholder Materials. Arcos Dorados, through Broadridge Financial Solutions, is pleased to offer shareholders the benefits and convenience of electronic delivery of shareholder materials, including:

•	Quickest delivery of shareholder materials

•	Elimination of bulky paper documents from your personal files

•	Convenient online proxy voting

•	Reduction of printing and mailing costs which allows us to control expenses in the interest of delivering more value for all our shareholders

•	Better for the environment

When you register for electronic delivery, you will be notified by e-mail when the shareholder materials are available online. Your enrollment will remain in effect until revoked.

To register, visit http://enroll.icsdelivery.com/arco

PLEASE NOTE: you must enroll for electronic delivery for EACH account in which you hold Arcos Dorados’ shares.

By order of the Board

______________________________

Woods Staton

Executive Chairman of the Board of Directors

Dated: March 16, 2026

BIOGRAPHIES OF DIRECTOR NOMINEES

Mrs. ALICE STATON

Mrs. Staton worked in the retail industry for several years, before completing a two-year leadership development program in our Buenos Aires corporate office. Mrs. Staton was also closely involved in our charitable activities and has been an observer on our board. She graduated from Duke University in 2005 and received an MBA from London Business School in 2013. Mrs. Staton is the daughter of our Executive Chairman, Woods Staton.

Mr. MARIO QUINTANA

Mario Quintana has more than thirty years of professional experience in business, entrepreneurship, and public service. He began his professional career in the Strategic Planning Division at Siemens AG and later joined McKinsey & Company after completing his MBA.

Mr. Quintana is co-founder of Farmacity, Argentina’s leading drugstore chain, where he was CEO for two years and Chairman of the Board for twelve years. He is also co-founder of Pegasus, a private equity and real estate investment firm, where he served as Managing Partner for fifteen years. In 2015, Mr. Quintana was appointed Vice Chief of Cabinet of Argentina, a coordinating role within the executive branch, a position he held until 2018. In recent years, Mr. Quintana has been actively engaged in impact initiatives focused on ecosystem regeneration and climate change, as well as projects in emotional and spiritual education. He is also the co-author, together with Brother David Steindl-Rast, of two books on spirituality. Mr. Quintana obtained a Bachelor’s degree in Economics from the University of Buenos Aires and an MBA from INSEAD, with distinction.

Mr. MICHAEL CHU

Mr. Chu has been an independent member of our board of directors since April 2011 and is a member of our Audit Committee. He graduated with honors from Dartmouth College in 1968 and received an MBA with highest distinction from the Harvard Business School in 1976. From 1989 to 1993, Mr. Chu served as an executive and limited partner in the New York office of the private equity firm Kohlberg Kravis Roberts & Co. From 1993 to 2000, Mr. Chu was with ACCION International, a nonprofit corporation dedicated to microfinance, where he served as President and CEO and participated in the founding and governance of various banks in Latin America. Mr. Chu currently holds an appointment as Executive Education Fellow at the Harvard Business School, after retiring from 21 years on the Faculty where he served as Chair for Latin America. He is also Partner Emeritus and cofounder of the IGNIA Fund, a venture capital firm dedicated to investing in disruptive business models serving the emerging middle class and low-income populations in Mexico and Latin America. He was a founding partner of, and continues to serve as Senior Advisor to, Pegasus Group, a private equity firm in Buenos Aires.

Mr. JOSÉ ALBERTO VÉLEZ

Mr. Vélez has been an independent member of our board of directors since June 2011 and is a member of our Audit Committee. Mr. Vélez received a Master of Science degree in Engineering from the University of California, Los Angeles, and a degree in Administrative Engineering from Universidad Nacional de Colombia. Mr. Vélez previously served as the CEO of Suramericana de Seguros, the leading insurance company in Colombia, and as the CEO of Inversura, a holding company that integrates the leading insurance and social security companies in Colombia. He was the Chief Executive Officer of Cementos Argos S.A. between 2003 and 2012. From 2012 until March 2016, he was the President of Grupo Argos, a holding group with investments in cement, energy and infrastructure concessions (roads and airports). He is currently a member of the Boards of Directors of Grupo Crystal, Grupo Daabon in Colombia and the Board of Trustees of the Universidad EAFIT in Colombia. Mr. Vélez is also a member of the Latin American Chapter of the Wilson Center in Washington D.C. In addition, Mr. Velez has been a member of the Board of Trustees of the “Fundacion Fraternidad” since 1998, a non-profit organization that grants college scholarships for students from rural areas in Colombia.

Mr. JOSÉ FERNANDEZ

Mr. Fernandez is an independent member of our board of directors. He joined our board on October 1, 2013 and is currently a member of our Audit Committee. He also previously served as a member of the Compensation and Nomination Committee. Mr. Fernández was the Divisional President for SLAD until 2013. He held the positions of Development Director, Development Vice President and Managing Director of McDonald’s Argentina before becoming the Divisional President for SLAD. In August 2019, Mr. Fernández was appointed as a member of the board of directors of Cencosud Shopping S.A. (CENCOMALLS.SN) in Chile and he has been a member of the board of directors of The Fresh Market Inc., NC, USA since July 2022.Mr. Fernández is a Mechanical Engineer with a degree from Instituto Tecnológico Buenos Aires and began his career at McDonald’s in 1986.

Ms.  KARLA BERMAN

Ms. Berman has been an independent member of our board of directors since 2023. Ms. Berman has an Industrial Engineering degree from Universidad Iberoamericana of Mexico City, Mexico, and has an MBA from Harvard Business School. Ms. Berman began her career in Mexico as a reporter for the newspaper Reforma in 2002. She then worked at McKinsey & Company in Mexico from 2003 until 2005. From 2006 until 2012 she joined Grupo Expansion (Time Inc.) as Digital Director. In 2012, Ms. Berman joined Google Mexico, working as head of branding solutions for Spanish Latam and held this role until 2015 and was a CPG Sales Director from 2016 to 2020. From 2020 until November 2021, Ms. Berman was VP of sales and Chief Marketing Officer for Yalo Mexico, and most recently she was a Director for Softbank in Mexico. Ms. Berman was a former board member of Mezcal Amarás and of the investment committee of IGNIA. She currently is a board member for Mendel, a board member for Endeavor Mexico and member of the Latin America Advisory Board for Harvard Business School. Ms. Berman is an angel investor, non-executive co-founder of NaranXadul.com, the largest Mommy blog in Mexico, and participates in the Mexican version of the TV show Shark Tank.

Item 3

ARCOS DORADOS HOLDINGS INC
RIO NEGRO 1338, FIRST FLOOR
MONTEVIDEO, URUGUAY, 11100

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

SHAREHOLDER MEETING REGISTRATION
To vote and/or attend the meeting, go to "shareholder meeting registration" link at www.proxyvote.com

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V89130-P41065

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ARCOS DORADOS HOLDINGS INC.

The Board of Directors recommends you vote FOR the following proposal:

	For All	Withhold All	For All Except
3. Election of the following persons as Directors.	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Mrs. Alice Staton as Class I Director
02) Mr. Mario Quintana as Class III Director
03) Mr. Michael Chu as Class III Director
04) Mr. José Alberto Vélez as Class III Director
05) Mr. José Fernández as Class III Director
06) Ms. Karla Berman as Class III Director

The Board of Directors recommends you vote FOR the following proposals:

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice of Annual Meeting is available at www.proxyvote.com.

V89131-P41065

ARCOS DORADOS HOLDINGS INC.
Annual General Meeting of Shareholders
April 10, 2026 2:00 P.M. (local time in Uruguay)
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Mr. Woods Staton, Executive Chairman of the Board of Directors, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of ARCOS DORADOS HOLDINGS INC. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 2:00 P.M. (Local Time in Uruguay) on April 10, 2026, at Doctor Luis Bonavita 1294, Torre 2, Office 931, World Trade Center Building, "Free Zone", Montevideo, Uruguay and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side